

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 10, 2017

Pat Krishnan
Chief Executive Officer
Helios and Matheson Analytics Inc.
Empire State Building, 350 Fifth Avenue
New York, NY 10118

> **Re: Helios and Matheson Analytics Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-215313**
> **Preliminary Information Statement on Schedule 14C**
> **File No. 000-22945**
> **Filed December 23, 2016**

Dear Mr. Krishnan:

We have limited our review of your registration statement and your preliminary information statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement, revising your information statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and revised filing you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Our Business

Other Information, page 8

1. We note your reference on page 8 to a previous private financing on September 7, 2016 that includes a similar financing structure with the same investor. We note this same reference on page 11 of your preliminary information statement. For both your registration statement and preliminary information statement, please disclose the amount

of cash you received, the number of shares you issued, and the number of shares that remain eligible for resale in connection with that financing.

Sale of Senior Secured Convertible Notes, page 3

2. We note your disclosure on page 4 describing the terms of the current financing, and specifically that the investor may elect to convert the notes into shares of your common stock at a certain price. These terms initially seem to indicate that the conversion price of the notes is $4.45. However, the second paragraph on page 4 seems to imply that an investor may be able to convert the Initial Note at a price of $4.00 per share and the current conversion price of the Additional Note would be less than $4.45. We note similar disclosure on page 5 of your preliminary information statement. Please clarify here and in your information statement.

Risk Factors

The price of our common stock may be volatile, and the market price of our common stock may decrease, page 9

3. Please consider highlighting the downward pressure that Hudson Bay Master Fund Ltd.'s resale of your common stock has had (e.g., as a result of previous conversions and resales relating to the September 7th financing) and could have (from the current financing transaction) on the market price of your common stock.

While we are no longer a controlled company . . ., page 10

4. We note the disclosure in your risk factor indicating that as a result of your merger with Zone Technologies, Inc., the Company is no longer considered a "controlled company" pursuant to the applicable Nasdaq rules. However, we also note your disclosure that 71.4% of voting control is held by two parties. Please tell us how the merger caused the company to no longer be a controlled company.

Preliminary Information Statement on Schedule 14C

The Note Financing

Securities Purchase Agreement, page 3

5. We note that pursuant to your financing arrangement approved by your Board of Directors on December 2, 2016, you have issued notes and only received a portion of the cash back from the investors and a note in return. Please expand your disclosure to explain the background, purpose, and structure of this arrangement, particularly why the investor and Company exchanged notes. Additionally, state whether you expect to receive the remaining cash owed to you.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Kevin Friedmann, Esq.
        Mitchell Silberberg & Knupp LLP